Exhibit 99.1

Sun Life announces inaugural Sustainability Bond Offering

The first life insurance company globally to offer a Sustainability Bond

TORONTO, Aug. 7, 2019 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company") announced today that it intends to issue in Canada $750 million principal amount of Series 2019-1 Subordinated Unsecured 2.38% Fixed/Floating Debentures due 2029 (the "Debentures"). The offering is expected to close on August 13, 2019.

The Debentures will represent Sun Life's inaugural sustainability bond in Canada and marks the first issuance of a sustainability bond by a life insurance company globally.

In March 2019, Sun Life published its Sustainability Bond Framework, outlining its criteria for the bonds. Distinguishing them from green bonds, Sun Life's bond and its Sustainability Bond Framework include criteria for both green and social assets. Potentially eligible social investments focus on access to essential services, facilities and equipment that contribute to the long term health of communities while delivering excess returns to investors, such as infrastructure investments for hospitals or childcare centers. Sun Life's Sustainability Bond Framework and an independent second party opinion by Sustainalytics on the framework's alignment with the International Capital Markets Association's Sustainability Bond Guidelines1 are available publically on Sun Life's Investor Relations website.

"We're proud to be the first life insurance company globally to issue a sustainability bond. At Sun Life, our Purpose is to help our Clients achieve lifetime financial security and live healthier lives. This issuance demonstrates our commitment to embed sustainability into our business while contributing positively to society and advancing technologies that enable a healthier future," said Melissa Kennedy, Executive Vice President, Chief Legal Officer & Executive Sponsor of Sustainability, Sun Life. "The financial market plays a key role in the transition to sustainable practices and we're pleased to broaden the opportunities for sustainable investments in Canada."

In addition to projects that provide access to essential services, other eligible assets under  Sun Life's Sustainability Bond Framework include investments in projects related to renewable energy, energy efficiency, green buildings, clean transportation and sustainable water management projects within Sun Life's General Account.

1	International Capital Markets Association, "The Sustainability Bond Guidelines (SBG) 2018", published on June 14, 2018. https://www.icmagroup.org/green-social-and-sustainability-bonds/sustainability-bond-guidelines-sbg/

"As part of our investment process, we look at Environmental, Social and Governance (ESG) considerations, as well as other non-financial risks related to sustainability.  For many years, Sun Life has been a leader in strategic investments in infrastructure projects, such as renewable energy, that enhance community health and sustainability.  Our sustainability bond is further evidence of our commitment to living our Purpose in all aspects of our business," said Randy Brown, Chief Investment Officer, Sun Life.

Details of the offering will be set out in a pricing supplement that the Company intends to issue pursuant to its short form base shelf prospectus and its prospectus supplement, each dated March 28, 2019, all of which are or will be available on the SEDAR website for Sun Life Financial Inc. at www.sedar.com. The Debentures will be sold on a best efforts agency basis by a syndicate led by RBC Capital Markets, CIBC Capital Markets and HSBC Securities (Canada) Inc., as co-leads. The proceeds from this offering are expected to qualify for Tier 2 capital.

An amount equivalent to the net proceeds from the offering of the Debentures will be used to finance or refinance, in whole or in part, new and/or existing green or social assets that meet the eligibility criteria set out under Sun Life's Sustainability Bond Framework.

The Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered, directly or indirectly, within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

Forward-Looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this news release include statements (i) regarding the closing and use of proceeds of the offering; (ii) that are predictive in nature or that depend upon or refer to future events or conditions; and (iii) that include words such as "intends", "expects", "will" and similar expressions. The forward-looking statements in this news release are stated as at August 7, 2019, represent the Company's current expectations, estimates and projections regarding future events and are not historical facts. These statements are not a guarantee of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Some of these assumptions and risks and uncertainties are described further in the Company's management's discussion and analysis for the year ended December 31, 2018 under the heading "Forward-looking Statements", in the risk factors set out in the Company's's annual information form for the year ended December 31, 2018 under the heading "Risk Factors", in the other factors detailed in the Company's's annual and interim financial statements and in the Company's other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively. Actual results may differ materially from those expressed, implied or forecasted in such forward-looking statements.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2019, Sun Life had total assets under management of $1,025 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:	Investor Relations Contact:

Connie Soave	Leigh Chalmers
Director	Senior Vice-President, Head of Investor Relations & Capital
Corporate Communications	Management
Sun Life	Sun Life
t. 416-407-5721	t. 647-256-8201
connie.soave@sunlife.com	Investor.relations@sunlife.com

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SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 22:02e 07-AUG-19